UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:  December 31, 2016

Allegiancy, LLC
(Exact name of issuer as specified in its charter)

Delaware	46-2793187
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1100 Boulders Parkway, Suite 605 Richmond, VA 23225
(Full mailing address of principal executive offices)

(866) 23225
(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

This Semi-Annual Report on Form 1-SA of Allegiancy, LLC, a Delaware limited liability company, or Allegiancy, contains certain forward-looking statements that are subject to various risks and uncertainties.  Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information.  Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain.  Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

  Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report.  The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance.  Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

General

Allegiancy is a focused specialist in commercial real estate asset management. In much the same way that a private equity firm manages business investments for clients, at Allegiancy we oversee strategic and tactical real estate operations to benefit the owners of the real estate. Allegiancy was formed in 2013 to leverage opportunities identified by the principals of our predecessor, REVA Management Advisors, LLC, or RMA, since its founding in 2006. Allegiancy acquired RMA in March of 2014 contemporaneously with the initial closing of a $5,000,000 offering of our Class A Units pursuant to former Regulation A. We refer to this transaction as our “Initial Regulation A Offering.” We ultimately received $4,275,642 in net proceeds from our Initial Regulation A Offering, which capitalized the company and positioned it to make targeted acquisitions to drive growth.

We operate in an industry that remains very fragmented with more than 85,000 service providers in the United States alone. This is an industry that affords a tremendous opportunity to specialize, differentiate through technology and consolidate smaller, less efficient operators.

Revenue Model

Allegiancy is a fee based asset manager of commercial real estate. We deliver strategic direction along with tactical oversight to create enhanced investment returns to property owners. Our fee structure is directly tied to the value we create and the value we preserve. Approximately 50%-60% of Allegiancy’s top line revenue is derived from asset management fees that are based on the effective gross revenue at each property. These fees range from 1.15% to 6% of property revenues depending upon the nature of the property, the tenancy at each property and the market for our services in the property’s area. Typically, the lower the number of tenants and more responsibility held by the tenants (for example in the triple net leases), the lower our fees will be, and, conversely, we typically earn higher fees for multi-tenanted full service buildings. Our weighted average management fee per property remains approximately 5.0% of property revenue. As the asset manager, Allegiancy controls the accounts for each of the properties and the portfolio management fees are paid in the month earned.

The second component of Allegiancy’s revenue comes from property administration fees which amount to 40%-50% of total income. These fees are derived from event-driven activities:

●
Up to 5% of project cost when a construction project is undertaken, for either tenant improvements or capital improvements;

●
1% to 6% of lease values of new leases;

●
1% to 4% of lease values of renewal leases;

●
0.1% to 1% of loan amount in financing transactions; and

●
0.25% to 4% of sale price when assets are sold.

All of these revenues are a function of the size of the asset base (AUM or assets under management) and their financial performance. As a general guide, Allegiancy expects to earn between 75-100 basis points (0.75% - 1.0%) on assets under management, so for every $1 million in asset value we expect to generate approximately $7,500 - $10,000 in top line revenue.

For the six month period ending December 31, 2016, we earned $1,482,683 in asset management fees, which if annualized, is slightly lower than our pace of revenue for the fiscal year 2016. Allegiancy earned $142,527 in construction fees and $1,092,657 in lease commissions for the same six month period in 2016, which are up nearly 44% on an annualized basis when compared to fiscal year 2016. For the same period in 2016, administrative fees were $223,417 and sales commissions were $360,228, which are on pace with the fiscal year 2016. Total revenues for the six months’ period ending December 31, 2016 came in at $3,301,513 which is roughly on pace as compared to fiscal year 2016 when annualized.

Growth Opportunity

While there continues to be pressure on asset owners to improve operating efficiency and drive revenue growth, and while there are a large number of properties facing loan maturities in 2017, Allegiancy is struggling to capitalize on these opportunities at the present time. Our primary challenge results from the failure of our recent capital fundraising effort to close successfully.

Allegiancy’s business model contemplated that significant growth in assets under management would come from acquisitions of other managers. To that end, we undertook a $30mm capital fundraising effort under Tier 2 of Regulation A (the “Follow-On Offering”) pursuant to a qualified offering statement and our offering circular offering circular dated March 15, 2016 filed pursuant to Rule 253(g)(2) (the “Final Offering Circular”). We enlisted the services of WR Hambrecht & Co. as our underwriters, and committed significant financial and personnel resources to the Follow-On Offering. However, in mid-June 2016, the Follow-On Offering expired prior to reaching its minimum investment threshold and all investor deposits were returned.

The failure of the Follow-On Offering has had serious ramifications, not the least of which is a material decrease in the probability that Allegiancy will be able to meet our internal growth projections. Naturally, slower growth will impact revenues and profitability as well. Additionally, one of our target growth markets is private equity funds that own significant real estate portfolios. Our initial foray into these markets has been promising, but given Allegiancy’s under-capitalized state, many prospects are hesitant to turn over operations to Allegiancy at this time.

Management believes that the current structure of the our Class A Units, with the investors’ having significant redemption rights during fiscal 2017, 2018 and 2019 has negatively impacted our ability to secure additional growth capital following the failure of the Follow-On Offering. Management continues to pursue and evaluate additional options for securing the growth capital necessary to execute our business plan, but our conversations with private equity investors and strategic partners has made it clear that restructuring our current share classes is an important step in obtaining the needed capital infusion.

In addition to benefiting from organic growth, it is our objective to implement and execute a series of acquisitions where Allegiancy completes the purchase of competing asset managers. Our selected acquisition targets manage portfolios of complementary properties, primarily suburban office buildings in secondary markets. Unfortunately, at this time all negotiations have come to a halt and we have no acquisition prospects on the horizon, and we do not anticipate resuming pursuit of our acquisition strategy until we are able to secure additional capital.

Growth Strategy

Allegiancy has deployed a three-pronged strategic approach to drive growth through acquisitions, organic accretion and private label servicing. Although management believes the strategy remains sound, given the current state of the company’s balance sheet only the organic growth prong is operational.

Acquisitions - we will continue to leverage long-term relationships with colleagues and former competitors to accomplish corporate asset acquisition through the purchase of existing operating entities that manage a substantial asset base.

Organic Accretion - we will continue to utilize our relationships with an extensive network of registered representatives, investors, industry groups, syndicators and attorneys to identify individual direct contract acquisition targets.

Private Label Servicing – there is a significant push underway for private equity firms to reduce their reliance on operating partnerships and the costs related to that deal structure. This is being driven by investor demand for lower fees and costs. Thus, many private equity real estate investors are looking for a new way to accomplish asset management and we believe Allegiancy is very well positioned to capitalize on this new opportunity, if we can secure sufficient capital to instill confidence in our capacity with prospective strategic partners.

Operating Results

Allegiancy operates on a fiscal year basis from July 1 to June 30. Set forth below is a discussion of our operating results for the six-month period ending December 31, 2016 (July 1, 2016 through December 31, 2016). These results are reported from internally generated, unaudited financial statements.

The company continued to execute sale and refinancing transactions on a number of the assets acquired in the Tristone acquisition. These transactions serve to increase fee income, but decrease ongoing revenue as the assets exit the Allegiancy portfolio.

Total revenues for the six months’ period ending December 31, 2016 and 2015 were $3,301,513 and $3,128,606, respectively. For the same six months of 2016 and 2015, we earned $1,482,683 and $1,696,777, respectively, in asset management fees. Leasing commissions for the six months’ period ending December 31, 2016 was $1,092,657 and $895,703 for 2015. Sales commissions increased $39,226 for the six months’ period ending December 31, 2016 over 2015. Administrative fees totaled $358,390 for the six months’ period ending December 31, 2016 and $165,189 for the same period in 2015.

The resultant operating profit of $339,723 includes certain non-recurring revenue items (sales fees) as well as certain non-recurring charges including $340,073 related to a write-down in value of certain assets acquired in the Tristone transaction.

Management is concerned that the capital position of the company is impacting employee retention and morale. While our aggregate assets under management declined by approximately $300 million from July 2016 until December 2016, and our Chief Operating Officer, two Asset Managers and our Communications Associate have recently departed, we do not believe our ability to deliver services has yet been negatively impacted, but we are watching operations carefully and have very little margin for error. Management’s view is that the biggest risk for Allegiancy over the next six months relates to our ability to meet redemption obligations under the Class A Units if their holders request redemption and to retain key staff.

Liquidity and Capital Resources

As of December 31, 2016, we had cash on hand of $915,150. We are currently not actively engaged in external fundraising since the expiration of the Follow-On Offering. Informal conversations with private equity investors have stalled, and we do not expect such conversations to progress without significant restructuring of the company’s existing equity, including the Class A Units. We have identified no additional material internal or external sources of liquidity as of this time. Class A Unit holders have the right to request redemptions in the second half of fiscal 2017 that, if fully exercised, would require the company to make payments to redeeming Class A Unit holders of approximately $2,700,000. At the current time, Allegiancy could not meet such redemption obligations out of cash on hand or cash flow, and has no expectation of securing financing for such redemptions. Management further believes that the company is unlikely to be able to meet future redemption obligations to the Class A Unit holders in 2018 and 2019 without a capital infusion.

Short Term Liquidity

Our short-term liquidity requirements include the payment of the preferred returns on our Class A Units, in the amount of approximately $300,000 per year, and all capital expenditures for technology and other needs are being minimized.

Long-Term Liquidity

Our Class A Units issued in our initial Regulation A Offering include redemptions at the option of the Class A Unit holders that could obligate Allegiancy to potential redemption expense of approximately $2.7 million in 2017, $2.8 million in 2018, and $3.0 million in 2019. We originally expected to meet these long-term liquidity needs through the use of increased operating profits resulting from our growth strategy. However, the failure of our Follow-On Offering, and our inability to secure any additional capital financing, has eliminated our ability to drive growth through acquisitions and therefore the ability to generate sufficient internal profits to meet these obligations.

We have attempted to secure bank financing and a private equity infusion as well as other financings in the capital markets in order to meet our redemption obligations and have not had any measurable success to date. Our early interactions with the equity and debt markets have not resulted in any interest from outside investors in providing new capital to the company unless and until the current capital structure is revised. Management is continuing to work with Moloney Securities Co., Inc., the underwriter on the Initial Regulation A Offering, on options to restructure the company’s current capital structure to address concerns that have been expressed by private equity funding sources with respect to the redemption features of those securities.

Trend Information

Our growth over the six-month period ending December 31, 2016 has reversed for the first time in the company’s history and the portfolio assets are now shrinking. In fact, the current portfolio is approximately $300,000,000 smaller than it was at the end of fiscal year 2016. The forecast of revenues is for continuing decline in both top line income and bottom line profit given the difficulty we have in securing a substantial acquisition under the current capital constraints.

Item 2.   Other Information

Previous Independent Accountant

On August 12, 2016, Allegiancy notified Keiter, Stephens, Hurst, Gray & Shreaves, P.C. (“Keiter”), an independent registered public accounting firm, that effective August 10, 2016, the Company had decided to dismiss Keiter as the Company’s independent registered public accounting firm based on costs. The decision to dismiss Keiter was made and approved by Allegiancy’s Board of Managers.

The audit report of Keiter for the fiscal period ended June 30, 2015 did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to audit scope, or accounting principles.

During the most recent fiscal period ended June 30, 2015 and through August 10, 2016, the Company had no disagreements with Keiter on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to their satisfaction, would have caused Keiter to make reference to the subject matter of the disagreement in connection with its report. In addition, during that time there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

The Company has provided Keiter with a copy of the disclosures required by Item 304(a) of Regulation S-K contained in this Semiannual on Form 1-SA and has requested that Keiter furnish Allegiancy with a letter addressed to the Securities and Exchange Commission stating whether Keiter agrees with the statements made by the Company in this Semiannual Report on Form 1-SA and if not, stating the respects in which it does not agree. A copy of Keiter’s letter dated March 28, 2017, is filed as Exhibit 9 to this Semiannual Report on Form 1-SA.

New Independent Accountant

Effective as of August 10, 2016, Allegiancy engaged Artesian CPA, LLC (“Artesian”) as its new independent registered public accounting firm. The decision to engage Artesian was made and approved by Allegiancy’s Board of Managers. The headquarters of Artesian is located in Denver, Colorado and Artesian is registered with the Public Company Accounting Oversight Board.

During the fiscal period ended June 30, 2015 and through August 10, 2016, the Company has not consulted with Artesian regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or (ii) any matter that was either subject to a disagreement (as to terms in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as that term is described in Item 304(a)(1)(v) of Regulation S-K).

Resignation of Independent Manager

On November 21, 2016, our independent manager, David L. Moore, delivered to us his resignation effective immediately. The remaining members of our Board of Managers are searching for a new independent manager to present to the members for election.

Item 3.   Financial Statements

 Allegiancy, LLC
Consolidated Balance Sheet

	(Unaudited)	(Audited)
	December 31,	June 30,
	2016	2016
Assets

Current assets:
Cash	$915,150	$764,437
Accounts receivable	335,677	271,611
Related party receivables	4,213	86,617
Other receivables	-	3,710
Prepaid expenses	120,130	90,165

Total current assets	1,375,170	1,216,540

Other assets:

Property and equipment-net	93,869	109,755
Deferred income taxes	179,216	523,121
Acquired contracts-net	1,567,447	1,777,136
Goodwill	40,835	40,835
Total other assets	1,881,367	2,450,847

Total assets	$3,256,537	$3,667,387

Liabilities and Members' Equity

Current Liabilities:
Accounts payable	$206,010	$194,124
Accrued expenses	54,229	161,607
Deferred income taxes - current	43,799	18,700
Current maturities of long-term debt	8,013	8,356
Total current liabilities	312,051	382,787
Long term liabilities:
Deferred income taxes	-	400,426
Long-term debt	22,396	26,843
Total long term liabilities	22,396	427,269

Total liabilities	334,447	810,056

Members equity:
Controlling interest:
Class A preferred units - authorized 1,000,000 units, $10 par,
499,997 units issued and outstanding, respectively	4,427,067	4,427,067
Class B common units - authorized 20,000,000 units, $0 par,
1,250,100 units issued and outstanding, respectively	63,836	55,304
Accumulated deficit	(2,084,923)	(2,210,773)
Total controlling interest	2,405,980	2,271,598
Noncontrolling interest	516,110	585,733
Total members' equity	2,922,090	2,857,331

Total liabilities and members' equity	$3,256,537	$3,667,387

See accompanying notes to consolidated financial statements.

 Allegiancy, LLC
Consolidated Statement of Operations
 For the Six Months Ending
 (Unaudited)

	December 31,	December 31,
	2016	2015

Revenues:
Management fees	$1,482,683	$1,696,777
Leasing commissions	1,092,657	895,703
Sales Commissions	360,228	321,002
Administrative fees	358,390	165,189
Other	7,555	49,935

Total Revenues	3,301,513	3,128,606

Direct Costs:
Administrative fees	459,414	524,698
Leasing commissions	852,796	763,794

Total direct costs	1,312,210	1,288,492

Gross profit	1,989,303	1,840,114

General and administrative expenses:
Compensation and benefits	766,538	893,639
Professional fees	63,259	69,391
Software development	-	38,852
Administrative expenses	204,608	543,279
Depreciation and amortization	114,976	214,535
Loss on terminated contracts	340,073	298,913
Write-off offering costs	3,306	-
Other costs	156,820	189,278

Total general and administrative expenses	1,649,580	2,247,887

Income (loss) before taxes	339,723	(407,773)

Income tax benefit	25,985	142,780

Net income (loss) before noncontrolling interest	365,708	(264,993)

Net income (loss) attributable to noncontrolling interest	(69,623)	2,339

Net income (loss)	$435,331	$(267,332)

See accompanying notes to consolidated financial statements.

Allegiancy, LLC
 Consolidated Statement of Cash Flows
For the Six Months Ending
 (Unaudited)

	December 31,	December 31,
	2016	2015

Cash flows from operating activites:
Net income (loss)	$365,708	$(264,993)
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Deferred income tax benefit	(31,422)	(142,780)
Depreciation and amortization	114,976	214,535
Loss on terminated contracts	340,073	298,913
Equity based compensation	8,532	17,945
Loss on sale property and equipment	-	9,370
Changes in operating assets and liablilities:
Accounts receivable	(64,066)	(374,505)
Related party receivables	82,404	(497,330)
Other receivables	3,710	(14,596)
Prepaid expenses	(29,965)	(202,343)
Accounts payable	11,886	(10,185)
Deferred revenue	-	(20,443)
Accrued expenses	(107,378)	186,499
Net cash provided by (used in) operating activities	694,458	(799,913)

Cash flows from investing activities:
Purchases of property and equipment	-	(47,962)
Purchase of lease contracts, net of refund	(229,474)	(99,336)
Net cash used in investing activities	(229,474)	(147,298)

Cash flows from financing activities:
Dividends paid on preferred return	(150,000)	(150,000)
Distribution to TriStone Realty Management, LLC	(159,481)	-
Payments on long-term debt	(4,790)	-
Net cash used in financing activities	(314,271)	(150,000)

Net change in cash and cash equivalents	150,713	(1,097,211)

Cash and cash equivalents, beginning of the year	764,437	1,897,015
Cash and cash equivalents, end of the year	$915,150	$799,804

Supplemental disclosure of the cash flow information:
Noncash transactions:
Accrued preferred return	$75,000	$75,000

See accompanying notes to consolidated financial statements.

Allegiancy, LLC
Notes to Consolidated Financial Statements

1.
Summary of Significant Accounting Policies:

Allegiancy, LLC (the “Company”) is a limited liability company organized under the laws of the State of Delaware on January 22, 2013 for the primary purpose of providing asset and property management services related to commercial real estate. On June 1, 2015, the Company acquired a 70% economic controlling interest in Tristone Realty Management, LLC. See Note 2.

Refer to the Company’s operating agreement (the “Agreement”) for more information.

Basis of Presentation: The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Defined terms used in the Notes to the consolidated financial statements are as defined in the Operating Agreement. A summary of the significant accounting and reporting policies of the Company are presented below.

Basis of Consolidation: The consolidated financial statements include all of the accounts of the Allegiancy, LLC and its subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition: The Company recognizes revenues from property management, administration fees and leasing commissions as services have been performed and are billable.

Credit Risk and Concentrations: Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash. The Company maintains its cash in financial institutions at levels that may periodically exceed federally-insured limits.

One customer accounted for 23% and 11% of revenues for the six months’ period ending December 31, 2016 and 2015, respectively. One customer accounted for 26% and 35% of accounts receivable at December 31, 2016 and June 30, 2016, respectively.

Accounts Receivable: Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. No allowance for doubtful accounts was considered necessary at December 31, 2016 and June 30, 2016.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the related assets, which range from three to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Acquired Contracts: Costs relating to obtaining new property management contracts are capitalized and amortized on a straight-line basis over the expected length of the contracts, usually ten years. Amortization expense was $99,090 and $204,224 for the six months’ period ending December 31, 2016 and 2015, respectively.

Noncontrolling Interest: The noncontrolling interest of Tristone Realty Management, LLC is presented as a separate component of equity and the net income (loss) attributable to the noncontrolling interest is offset in the Company’s consolidated statement of operations.

Use of Estimates: The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

Deferred Offering Costs: The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members’ equity upon completion of an offering or to expense if the offering is not completed. Offering costs written off during the six months’ period ending December 31, 2016 amounted to $3,306.

Income Taxes: The Internal Revenue Service approved the Company’s election filed on Form 8832, Entity Classification Election, to be taxed as a C corporation effective June 30, 2013.

The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the consolidated financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2016. The Company’s income tax returns since organization remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Marketing Expenses: The Company expenses marketing costs as they are incurred. Marketing expense amounted to $35,714 and $197,511 for the six months’ period ending December 31, 2016 and 2015, respectively.

Goodwill and Acquired Contracts: The Company evaluates the potential impairment of finite (acquired contracts) and indefinitely lived (goodwill) intangibles annually in accordance with FASB guidance. Under this guidance, impairment losses are to be recognized in the period of determination. The Company completed its evaluation and recorded $40,835 impairment charge as of June 30, 2016 related to the redemption discussed in Note 2. No impairment charge was recorded for the six months’ period ending December 31, 2016.

Software Development: Software development consists of costs associated with developing internal software programs. The Company expenses software development costs as they are incurred. There were no software development expenses during the six months’ ending December 31, 2016. Software development expenses amounted to $38,852 for the six months’ period ending December 31, 2015.

Subsequent Events: Management has evaluated subsequent events through February 23, 2017, the date the consolidated financial statements were available to be issued, and has determined there are no subsequent events to be reported in the accompanying consolidated financial statements.

2.
Tristone Acquisition:

On June 1, 2015, the Company acquired a controlling interest in Tristone Realty Management, LLC (“Tristone”). The Company is entitled to 70% of the profits and loss interests of Tristone. During 2016, it was determined the value of the assets acquired in this transaction was lower than originally intended. In March 2016, the Company entered into an agreement with Tristone in which Tristone conveyed and transferred to the Company the 128,600 Class B shares issued in this transaction. The acquired property management contracts presented on the consolidated balance sheet as a component of acquired contracts was reduced $1,645,151. Tristone’s noncontrolling interest was reduced $401,104 and is recorded on the consolidated statement of members’ equity. Tristone received $159,481 distribution in September 2016.

3.
Property and Equipment:

Property and equipment consisted of the following components:

	December 31, 2016	June 30, 2016

Website	$31,070	$31,070
Furniture and equiptment	103,719	103,719
Computer software and license	17,325	17,325
	152,114	152,114
Less: Accumulated Depreciation	(58,245)	(42,359)
	$93,869	$109,755

Depreciation expense was $15,886 and $10,311 for the six months’ period ending December 31, 2016 and 2015, respectively.

4.
Acquired Contracts-Net:

Acquired contracts are amortized over the expected lives of the contracts, generally between 5-12 years. Amortization expense amounted to $99,090 and $204,224 for the six months’ period ending December 31, 2016 and 2015, respectively.

5.
Long-Term Debt:

The Company’s long term debt consisted of the server financing with a fixed payment schedule consisting of 48 consecutive monthly installments of principal and interest at $915 total. Future minimum principal payments are as follows:

2017	$3,566
2018	9,082
2019	9,871
2020	7,890

$30,409

6.
Income Taxes:

The Company’s effective tax rate for fiscal year 2016 was -6.35%. The differences from the U.S. Federal statutory tax rate of 34% and the reported income tax benefit are summarized as follows:

Federal income tax benefit at statutory rate	$139,179	34.00%
Difference in basis of contract acquisition costs	(173,703)	-42.43%
Permanent differences	11,250	2.75%
State income taxes	(2,711)	-0.66%
Reported income tax benefit	$(25,985)	-6.35%

A $173,703 decrease in income tax benefit resulted from differences in book and tax basis of prior period contract acquisition costs.

The benefit for current and deferred income taxes for the year ended December 31, 2016 consists of the following:

	Current	Deferred	Total
Federal	$5,437	$(28,711)	$(23,274)
State	-	(2,711)	(2,711)
Total	$5,437	$(31,422)	$(25,985)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) at December 31, 2016 consist of the following:

Contract acquisition costs and other intangibles	$1,388
Net operating loss carryforward	72,492
Investment in subsidiaries	80,294
Equity based compensation	26,465
Accrual versus cash accounting	(43,799)
Minimum Tax Credit	5,437
Property and equipment	(6,859)
$135,418

The Company recognizes deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that we will be unable to realize our deferred tax assets in the future, we would record a deferred tax asset valuation allowance, which would increase the provision for income taxes. As of December 31, 2016, the Company had net operating loss carryforward of approximately $190,970. The timing and manner in which the operating loss carryforward may be utilized in any year will be limited by the Company’s ability to generate future earnings. If unused, net operating loss carryforwards of $190,970 will expire in 2036.

7.
Leases:

The Company leases office space under short and long term operating leases. Total operating lease expense was $87,089 and $84,363 for the six months’ period ending December 2016 and 2015, respectively.

8.
Members’ Equity:

Class A Units: On March 6, 2014, the Company issued 499,997 Class A preferred membership units with a par value of $10 for a total of $4,999,970 (the “Offered Units”). The preferred membership units have one voting right per unit. The preferred membership units provide for an annual cumulative, non-compounding return of 6% annually. At December 31, 2016 and June 30, 2016, accrued preferred return amounted to $75,000, respectively. In the event of redemption or liquidation, the preferred membership units have preference over the common membership units. During the six months’ ending December 31, 2016 and the fiscal year ending June 30, 2016, the Company paid Class A preferred dividends of $150,000 and $300,000, respectively.

Conversion Rights: The Company has the right to convert any Offered Class A Units remaining outstanding following the fifth anniversary of the initial closing into Class B Units, subject to certain conditions described by the Operating Agreement. If the Company elects to convert the remaining Offered Units into Class B Units, each Class A member whose Offered Units are being converted shall receive that number of Class B units equaling $20 for each Class A Unit converted. The value of the Class B units shall be established using the most recent closing price for the Class B units.

Purchase Rights: Each Offered Unit also entitles its holder to a right to purchase one Class B unit, (the “Purchase Right”). The Purchase Right may only be exercised either (a) within ten days following the date on which the Offered Units associated with the Purchase right are redeemed by the Company; or (b) within 10 days following the conversion of the Offered Units into Class B units. The exercise price for a Class B Units which may be purchased pursuant to the exercise of a Purchase Right is $7.50 per purchased unit.

Redemption Requirement: The Company will be required to redeem up to one-third of the outstanding Class A units purchased in the initial offering for cash on each of the third, fourth and fifth anniversaries of March 6, 2014, the initial closing of the offering, (each the “redemption date”). The cash redemption price for the Class A units will be $16.00 per Class A Unit on the third anniversary of the initial closing of the offering, $17.00 per Class A Unit on the fourth anniversary of the initial closing of the offering, and $18.00 per Class A Unit on the fifth anniversary of the initial closing of the offering. The Company will have no obligation to redeem Class A units after the fifth anniversary of the initial closing of the offering. If requests for the redemption of more than one-third of the Offered Units purchased in the offering are received with respect to any redemption date, then the Company shall redeem the Offered Units pro rata in accordance with the number of Offered Units each requesting Class A Member has tendered for redemption, which may result in Class A Members retaining fractional Offered Units.

Class B Units: The Company issued 1,250,100 Class B common membership units in 2014. During 2016 it was determined the value of the assets acquired in this transaction was lower than originally intended. In March 2016 the Company entered into an agreement with Tristone in which Tristone conveyed and transferred to the Company the 128,600 Class B shares issued in this transaction. The common membership shares have one voting right per unit.

Underwriter Warrants: On March 6, 2014, in connection with the issuance of the Class A preferred membership units noted above, the Company offered stock warrants for 4.6% of the 499,997 (totaling 23,000 for the 2014 Class A offering) to the underwriter (“Underwriter Warrants”). The purchase price per Underwriter Warrant will be $0.001 per Class A Unit underlying the Underwriter Warrant, and the exercise price shall be $12.50 per Class A Unit. Each Underwriter Warrant will be exercisable commencing on the date that is 370 days immediately following the issuance of such Underwriter Warrant. The value of the warrants of $76,425 was recorded as a component of Class A membership units on the accompanying consolidated statement of changes in members’ equity and included as a component of the syndication costs during 2014. The warrants were valued based on the value of the underlying units.

9.
Stock Options:

The Company created the 2014 Equity Incentive Plan (The “Plan”) effective June 1, 2014. The Board of Managers has the right to terminate the Plan at any time; however, the Plan is set to terminate May 30, 2020. As of December 31, 2016, the maximum aggregate number of common shares that may be issued under the Plan is 1,000,000 Class B common units. Only employees of the Company, members of the Board of Managers, and individuals who provide services to the Company are eligible to participate in the Plan. Once vested, the options do not expire until the employee separates from the Company. The options cliff vest at anniversary dates ranging from one to three years. Certain options vest immediately on the grant date. The Company recognizes compensation expense ratably during the vesting period.

The fair value of the options was estimated on the grant date using the Black-Scholes pricing model to calculate fair value. The use of the option valuation model requires subjective assumptions, including the fair value of our common stock, the expected term of the option and the expected stock price volatility. Additionally, the recognition of equity based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited. The Company recognized equity based compensation expense of $8,532 and $17,945 for the six months’ period ending December 31, 2016 and 2015, respectively.

10.
Related Party Transactions:

The Company performs property management services for real estate entities, some of which are determined to be related parties through common ownership and management. Total related party revenue was $1,571,485 and $727,525 for the six months’ period ending December 31, 2016 and 2015, respectively.

11.
Guarantees:

Pursuant to its operating agreement, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacities. The maximum liability under these obligations is unlimited; however, the Company’s insurance policies serve to limit its exposure.

Item 4.   Exhibits

Exhibit Number	Description

2(a)	Form of Certificate of Incorporation of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
2(b)	Form of Bylaws of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(a)	Equity Contribution Agreement by and among Continuum Capital, LLC, Chesapeake Realty Advisors, LLC and Allegiancy, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on December 17, 2015)
6(b)	Employment Agreement by and between Stevens M. Sadler and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(c)	Employment Agreement by and between Christopher K. Sadler and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(d)	Allegiancy’s 2014 Equity Incentive Plan (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(e)
Acquisition Agreement by and among TriStone Realty Management, LLC, Principle Equity Partners, LP, Principle Equity Properties, LLC, Randolph A. McQuay and Allegiancy (incorporated by reference to Allegiancy’s Form 1-A/A filed on Ocotber 26, 2015)

6(f)	Convertible Promissory Note by Allegiancy in favor of TriStone Realty Management, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
6(g)	Amended and Restated Operating Agreement of Allegiancy Houston, LLC (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
7	Form of Plan of Conversion of Allegiancy, Inc. (incorporated by reference to Allegiancy’s Form 1-A/A filed on October 26, 2015)
9	Keiter, Stephens, Hurst, Gary & Shreaves, P.C. letter addressed to the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allegiancy, LLC, a Delaware limited liability company

By:	/s/ Stevens M. Sadler
Name:	Stevens M. Sadler
Its:	Manager and Chief Executive Officer
Date:	March 29, 2017

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Stevens M. Sadler
Name:	Stevens M. Sadler
Its:	Principal Executive Officer
Date:	March 29, 2017

By:	/s/ Christopher K. Sadler
Name:	Christopher K. Sadler
Its:	Principal Financial Officer and Principal Accounting Officer
Date:	March 29, 2017